Sheet1

FINAL Proxy Results - Cluster D
First Meeting Date: 12/21/00
Record Date: 10/30/2000
As of: 12/21/00

FUNDS	2. Proposal to select Deloite & Touche LLP to serve a independent auditors	% of Voted	% of Total	3. Trustees to Reg the fund Master/Feeder Structure	% of Voted	% of Total
California Limited Maturity
For	623,003	100.00	99.99	622,311	99.88	97.81
Against	0	0.00	0.00	0	0.00	0.00
Abstain	0	0.00	0.00	692	0.11	0.11

Florida Limited Maturity
For	1,231,822	100.00	99.99	1,170,414	95.01	95.01
Against	0	0.00	0.00	9,113	0.73	0.73
Abstain	0	0.00	0.00	52,295	4.24	4.24

Last Updated on 03/23/2001
By MLMAG